8-38717

AB 3/7


08028588

SECURIT.... ....MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

D.E. Wine Investments, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

14505 Torrey Chase Blvd., #400
_____(No. and Street)_____

Houston	Texas	77014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

CF & Co., L.L.P.
_____(Name – if individual, state last, first, middle name)_____

Washington, DC
111

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, __W. Randal Miller_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __D.E. Wine Investments, Inc._____ , as of __December 31_____ , 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

D.E. WINE INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

D.E. WINE INVESTMENTS, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO THE FINANCIAL STATEMENTS	7 - 10

SUPPORTING SCHEDULES

Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	16 - 17



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
D.E. Wine Investments, Inc.

We have audited the accompanying statement of financial condition of D.E. Wine Investments, Inc., as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial position of D.E. Wine Investments, Inc., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 19, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

D.E. WINE INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 4,749
Receivable from broker-dealers and clearing organizations	38,936
Other assets	1,350
	$ 45,035

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 12,341
Accrued expenses and other liabilities	8,078
	20,419

Stockholders' equity

Common stock	100
Additional paid-in capital	678,208
Retained earnings (deficit)	(653,692)
Total stockholders' equity	24,616
	$ 45,035

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2007

Revenues

Securities commissions	$ 197,923
Interest income	7,484
Other income	45,000
	250,407

Expenses

Compensation and benefits	153,978
Commissions and clearance paid to all other brokers	6,899
Communications	20,275
Interest expense	612
Occupancy and equipment costs	41,600
Promotional costs	1,435
Regulatory fees and expenses	11,089
Other expenses	7,754
	243,642

Income before income tax expense	6,765
Income tax expense	-0-
Net Income	$ 6,765

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2006	1,000,000	$ 100	$ 678,208	$ (660,457)	$ 17,851
Net income				6,765	6,765
Balances at December 31, 2007	1,000,000	$ 100	$ 678,208	$ (653,692)	$ 24,616

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

D.E. WINE INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	6,765
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Change in operating assets and liabilities:		
Increase in receivable from broker-dealers		
and clearing organizations		(1,574)
Decrease in accounts payable		(8,718)
Decrease in accrued expenses and other liabilities		(2,332)
Net cash provided (used) by operating activities		(5,859)
Cash flows from investing activities		
Net cash provided (used) by investing activities		-0-
Cash flows from financing activities		
Net cash provided (used) by financing activities		-0-
Net increase (decrease) in cash		(5,859)
Cash at beginning of year		10,608
Cash at end of year	$	4,749

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$	612
Income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

D.E. Wine Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Vintage Holding Corp. ("Vintage") ("Parent"). Substantially all of the Company's business is conducted with customers located in the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Securities are carried at fair value as determined by quoted market price, and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2007, approximates the amounts owed.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2007 was $0 and is reflected in promotional costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $23,266 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was .88 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Capital Stock

The Company has the authority to issue 50,000,000 shares of $0.0001 par value common stock, of which 1,000,000 shares are issued and outstanding.

In addition, the Corporation shall also be authorized to issue 20,000 preferred shares without par value. The Corporation's Board of Directors shall have authority to divide such preferred shares into series; to set the stated value of each series; and to fix and determine the relative rights and preferences thereof, including the rate of dividends, the price and terms and conditions on which these preferred shares may be redeemed, the amount payable upon these preferred shares in the event of involuntary liquidation, the amount payable upon shares in the event of voluntary liquidation, sinking fund provisions for redemption or purchase of these preferred shares, the terms and conditions upon which these preferred shares may be converted if the shares of any series may be permitted to vary now or hereafter by the Texas Business Corporation Act.

Note 5 - Related Party Transaction

The Company paid Vintage $41,600 for rent for the year ended December 31, 2007.

D.E. WINE INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2007

Note 6 - **Federal Income Taxes**

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 2,385
Benefit from utilization of net operating loss carryforward of $6,765	(2,385)
Provision for federal income taxes	$ -0-

The Company is included in the consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company's income is included in the consolidated income tax return of Vintage. The Company at December 31, 2007, has net operating losses of approximately $489,481, which would be carried forward to offset future taxable income. This net operating loss carryforward would expire as follows:

Year Ended December 31,	Amount
2017	$ 73,560
2018	115,009
2021	165,322
2022	33,192
2023	42,991
2025	59,407
	$ 489,481

The tax benefit of $165,925 from the net operating loss carryforward of $489,481 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2006	Current Period Changes	Deferred Tax Asset December 31, 2007
Federal	$ 168,310	$ (2,385)	$ 165,925
Valuation allowance	(168,310)	2,385	(165,925)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Page 9

Note 7 -   Pension Plan

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. During the year ended December 31, 2007, the Company made no contributions to the plan.

Note 8 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2007

Schedule I

<u>D.E. WINE INVESTMENTS, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2007</u>

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	24,616
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		24,616
Deductions and/or charges:		
Non-allowable assets:		
Other assets		(1,350)
Net capital before haircuts on securities positions		23,266
Haircuts on securities (computed, where applicable,		
pursuant to rule 15c3-1(f))		-0-
Net capital	$	23,266

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable	$	12,341
Accrued expenses and other liabilities		8,078
Total aggregate indebtedness	$	20,419

D.E. WINE INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,362
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 18,266
Excess net capital at 1000%	$ 21,224
Ratio: Aggregate indebtedness to net capital	.88 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital.

D.E. WINE INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2007



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.E. Wine Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of D.E. Wine Investments Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road · Dallas, Texas 75244-3604 · Phone: 972-387-4300 · 800-834-8586 · Fax 972-960-2810 · www.cfllp.com

REGISTERED WITH THE PCAOB ·
MEMBERS: AICPA · CENTER FOR AUDIT QUALITY · TSCPA · EBPAQC ·
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co.

CF & Co., L.L.P.

END

Dallas, Texas
February 19, 2008